UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019; or

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD 401(k) Retirement Plan

c/o TD Bank US Holding Company

70 Gray Rd

Falmouth, ME 04105

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2019 and 2018

Ernst & Young LLP 5 Times Square New York, NY 10036	Tel: +1 212 773 3000 ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the TD 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of TD 401(k) Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year December 31, 2019), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

New York, NY

June 25, 2020

TD 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Noninterest-bearing cash	$166,784	$50,107
Investments, at fair value (see Note 6)	3,427,504,369	2,762,380,675
Total investments	3,427,671,153	2,762,430,782

Notes receivable from participants	66,401,066	62,317,389
Employer core contributions receivable	57,237,459	54,524,833
Employer matching contributions receivable	2,111,656	831,035
Total receivables	125,750,181	117,673,257

Net assets available for benefits	$3,553,421,334	$2,880,104,039

See accompanying notes.

TD 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2019	2018
Additions:
Additions to net assets attributed to:
Interest and dividends	$64,145,376	$165,489,509
Net appreciation/(depreciation) in fair value of investments	545,849,478	(312,923,963)
Net investment income/(loss)	609,994,854	(147,434,454)

Contributions:
Participant	139,538,500	128,894,567
Employer	127,703,784	118,308,773
Rollovers	16,160,574	18,398,645
Total contributions	283,402,858	265,601,985

Other income	662,847	2,876,941
Total additions	894,060,559	121,044,472

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	219,349,391	171,915,339
Administrative expenses	1,393,873	419,378
Total deductions	220,743,264	172,334,717

Net increase/(decrease) in net assets available for benefits	673,317,295	(51,290,245)

Net assets available for benefits:
Beginning of year	2,880,104,039	2,931,394,284
End of year	$3,553,421,334	$2,880,104,039

See accompanying notes.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019

1. Description of the Plan

The TD 401(k) Retirement Plan (the “Plan”) is a defined contribution plan sponsored by TD Bank US Holding Company (the “Company”), an indirect wholly-owned subsidiary of The Toronto-Dominion Bank. The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended effective January 1, 2019, to clarify that employees who are residents of Puerto Rico are not eligible to participate in the Plan.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives. Participants may also roll over their account balances from a prior employers’ qualified defined benefit or defined contribution plan.

Participants are eligible for employer matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The employer match was designed to meet the standards for safe harbor treatment as defined by the Code. The Plan matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. Matching contributions for 2019 and 2018 totaled $69.2 million and $63.8 million, respectively. Participants’ contributions are subject to Code limitation, which was $19,000 and $18,500 for 2019 and 2018, respectively. Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the Plan year. Participants are only permitted to make catch-up contributions after they have already

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

1. Description of the Plan (continued)

contributed the maximum amount for the year. The catch-up contribution limit was $6,000 in both 2019 and 2018.

The Plan also includes an employer core contribution for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company or an affiliate and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the Plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year. The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (Percentage of Eligible Compensation)
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

The core contributions for 2019 and 2018 were $57.2 million and $54.5 million, respectively. The core contributions were paid to the Plan in February 2020 and 2019, respectively.

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

1. Description of the Plan (continued)

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non- forfeitable interest in the value of their core and transition contributions, and any earnings thereon, in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage
Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No losses on participant loans have been recorded as of December 31, 2019 or 2018.

Participants may borrow from their accounts, excluding balances related to core or transition contributions. The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 8.75% on loans outstanding at December 31, 2019 and 2018. Principal and interest are paid through payroll deductions.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

1. Description of the Plan (continued)

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, common collective trust funds, and common shares of The Toronto-Dominion Bank. A participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their account is subject to a 20 percent limitation on investments in common shares of The Toronto-Dominion Bank. As of March 15, 2019, the Plan implemented investment changes where certain mutual funds were replaced with common collective trusts to help reduce the cost of investing in certain investment options.

Forfeitures

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2019 and 2018, forfeited non-vested accounts from terminated employees totaled $1,738,609 and $483,550, respectively, and were maintained in a separate account and are available to offset future employer contributions. For the years ended December 31, 2019 and 2018, employer contributions were reduced by $762,609 and $1,773,240, respectively, from forfeited accounts.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

1. Description of the Plan (continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of Plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance. See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses amounting to $1,393,873 were paid by the Plan in 2019 which were debited directly from participant accounts. Administrative expenses amounting to $419,378 in 2018 were paid by Plan participants indirectly through the Plan’s investment returns.

3. Accounting Changes

The following recent accounting pronouncement was adopted for the Plan in the current year.

Standard	Description	Annual Reporting Period Ended	Effects on Financial Statements
In July 2018, the FASB issued ASU 2018-09, “Codification Improvements”

The guidance, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement.

		December 31, 2019	The guidance did not have a material impact fair value disclosures.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

3. Accounting Changes (continued)

The following recent accounting pronouncement is effective for the Plan in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”	The guidance eliminates, adds and modifies certain fair value disclosures for all entities.	December 31, 2020	The guidance will impact fair value disclosures only.

4. Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated October 27, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

5. Administration of Plan Assets (continued)

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

6. Fair Value Measurements

US GAAP establishes a three-level fair value hierarchy based on the nature of data inputs for fair value disclosure. This hierarchy requires maximum use of observable inputs, and minimum use of unobservable inputs when measuring fair value. These levels are as follows:

Level 1                                Quoted market prices in active markets that the Plan has access to for identical assets and liabilities. Level 1 instruments include equity securities and mutual funds that are traded in an active exchange market.

Level 2                                Observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                                Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 as compared to those used at December 31, 2018.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end as reported in the active market.

The Common Collective Trusts are reported by the issuer at fair value based on the value of the underlying investments divided by the number of units outstanding, less liabilities, to arrive at NAV per unit. NAV is used as a fair value practical expedient. There are no restrictions on

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

6. Fair Value Measurements (continued)

redemptions from the collective trusts. In 2019, certain mutual funds were replaced by similar common collective trusts as discussed in Note 1.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Noninterest-bearing cash and receivables reported in the Statements of Net Assets Available for Benefits are presented at carrying amounts which approximate fair values.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018. There were no changes between levels for the years ended December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$903,311,027	$—	$—	$903,311,027
Common Stock	169,398,145	—	—	169,398,145
Total assets in the fair value hierarchy	$1,072,709,172	$—	$—	$1,072,709,172
Investments measured at net asset value — Common Collective Trust				2,354,795,197
Investments at fair value				$3,427,504,369

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,340,210,827	$—	$—	$2,340,210,827
Common Stock	154,188,632	—	—	154,188,632
Total assets in the fair value hierarchy	$2,494,399,459	$—	$—	$2,494,399,459
Investments measured at net asset value — Common Collective Trust				267,981,216
Investments at fair value				$2,762,380,675

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2019

7. Related-Party Transactions

The Plan owned 3,017,960 and 3,101,139 shares of common stock of The Toronto-Dominion Bank, valued at $169,398,145 and $154,188,632 at December 31, 2019 and 2018 respectively, from which the Plan received dividends of $6,689,823 and $6,294,416 for years ended December 31, 2019 and 2018, respectively. Certain Plan investments were managed and held in trust by T. Rowe Price during 2019 and 2018. Consequently, T. Rowe Price is a party-in-interest.

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date. In the event the Plan terminates, participants will become 100% vested in their accounts.

10. Subsequent Events

The World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic in 2020. As a result, economic uncertainties have arisen which are likely to negatively impact the Plan’s net assets. Other financial impacts could occur though such potential impacts are unknown at this time.

Supplemental Schedule

TD 401(k) Retirement Plan

Plan No. 003         EIN 01-0437984

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2019

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
	Dodge & Cox Stock Fund	Registered investment company 1,553,517 shares	$301,009,461
	PIMCO Total Return Fund, Inst.	Registered investment company 7,246,563 shares	74,929,456
	Vanguard Institutional Index Fund	Registered investment company 1,115,395 shares	323,743,461
	Vanguard Total Bond Market Index, Institutional	Registered investment company 6,136,331 shares	67,806,456
	Vanguard Development Markets Index Fund, Inst.	Registered investment company 3,274,334 shares	46,364,566
	Vanguard Treasury Money Market Investment	Registered investment company 632,689 shares	632,689
	MFS Institutional International Equity Fund	Registered investment company 3,188,261 shares	88,824,938

Common Stock:
*	The Toronto-Dominion Bank	Common shares — 3,017,961 shares	169,398,145

Common Collective Trusts:
*	TRP Stable Value Common Trust Fund	Common collective trust 291,218,869 units	291,218,869
*	TRP Blue Chip Growth Trust	Common collective trust 6,416,112 units	311,630,561
*	TRP Retirement Balance Investment	Common collective trust 727,126 units	11,714,005
*	TRP Retirement 2005 Trust	Common collective trust 832,702 units	13,806,206
*	TRP Retirement 2010 Trust	Common collective trust 1,489,589 units	25,903,956
*	TRP Retirement 2015 Trust	Common collective trust 3,140,025 units	58,498,660
*	TRP Retirement 2020 Trust	Common collective trust 9,069,156 units	181,111,046
*	TRP Retirement 2025 Trust	Common collective trust 13,628,223 units	288,918,322

TD 401(k) Retirement Plan

Plan No. 003         EIN 01-0437984

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2019

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Common Collective Trust (continued):
*	TRP Retirement 2030 Trust	Common collective trust 13,967,189 units	$311,747,651
*	TRP Retirement 2035 Trust	Common collective trust 11,112,420 units	257,363,655
*	TRP Retirement 2040 Trust	Common collective trust 9,076,273 units	215,470,715
*	TRP Retirement 2045 Trust	Common collective trust 7,967,546 units	190,583,711
*	TRP Retirement 2050 Trust	Common collective trust 4,746,477 units	113,345,860
*	TRP Retirement 2055 Trust	Common collective trust 2,629,119 units	62,783,364
*	TRP Retirement 2060 Trust	Common collective trust 1,349,323 units	20,698,616
			3,427,504,369

* Notes receivable from participants		Loans granted to Plan participants, varying maturities, interest rates from 3.25% to 8.75%, secured by, at a minimum, 50% of vested account balances	66,401,066
			$3,493,905,435

* Denotes party in interest.

Note: Cost information has not been included because all investments are participant directed.

Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD 401(K) RETIREMENT PLAN

By:	/s/KATHLEEN G. HARMON
Kathleen G. Harmon
Plan Administrator

Date: June 25, 2020